# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dauch Corporation, CIK 0001062231
CUSIP: 024061103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Dauch Drive, Detroit, Montana (MT), 482111
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001489933

## Reporting persons
- DME Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,936,304; sole dispositive power 0; shared dispositive power 10,936,304; aggregate amount beneficially owned 10,936,304 (4.6% of the class)
- DME Advisors, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,458,800; sole dispositive power 0; shared dispositive power 1,458,800; aggregate amount beneficially owned 1,458,800 (0.6% of the class)
- DME Advisors GP, L.L.C.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,395,104; sole dispositive power 0; shared dispositive power 12,395,104; aggregate amount beneficially owned 12,395,104 (5.2% of the class)
- EINHORN DAVID: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,395,104; sole dispositive power 0; shared dispositive power 12,395,104; aggregate amount beneficially owned 12,395,104 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Dauch Corporation
Address of issuer's principal executive offices: One Dauch Drive, Detroit, Montana, 482111

## Item 2. Person Filing
Name of person filing:
This Schedule 13G relating to the common stock, par value $0.01 per share ("Common Stock") of Dauch Corporation, a Delaware corporation (the "Company" or the "Issuer"), is being filed by DME Capital Management, LP, a Delaware limited partnership ("DME CM"), DME Advisors, LP, a Delaware limited partnership ("DME Advisors"), and DME Advisors GP, LLC, a Delaware limited liability company ("DME GP" and together with DME CM and DME Advisors, "DME Capital"), and Mr. David Einhorn, the principal of DME Capital (collectively with DME Capital, the "Reporting Persons").

This Schedule 13G relates to Common Stock of the Issuer held by DME Capital for the account of private investment funds and managed accounts (the "DME Accounts") for which DME Capital acts as investment advisor (or general partner of the investment advisor) and with respect to which Mr. Einhorn may be deemed to have indirect investment and/or voting power as the principal of DME Capital and other affiliated entities. DME GP is the general partner of DME CM and DME Advisors.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Shares reported herein. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any shares of Common Stock, if applicable.
Address of principal business office or, if none, residence: 140 East 45th Street, 24th Floor, New York, New York 10017
Citizenship:
DME CM is a limited partnership organized under the laws of the State of Delaware.
DME Advisors is a limited partnership organized under the laws of the State of Delaware.
DME GP is a limited liability company organized under the laws of the State of Delaware.
David Einhorn is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 12,395,104 shares
Percent of class: 5.2 %
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 12,395,104 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition:
12,395,104 shares

The percentages reported herein are calculated on the basis of the Company's statement in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, as filed with the Securities and Exchange Commission on May 8, 2026, that there were 237,366,732 shares of Common Stock outstanding as of May 5, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- DME Capital Management, LP: /s/ Daniel Roitman, DME Advisors GP, LLC, its General Partner, by Daniel Roitman/Chief Operating Officer (08/14/2026)
- DME Advisors, LP: /s/ Daniel Roitman, DME Advisors GP, LLC, its General Partner, by Daniel Roitman/Chief Operating Officer (08/14/2026)
- DME Advisors GP, L.L.C.: /s/ Daniel Roitman, Daniel Roitman/Chief Operating Officer (08/14/2026)
- EINHORN DAVID: /s/ Daniel Roitman, Daniel Roitman, on behalf of David Einhorn (08/14/2026)
Comment: Comments accompanying signature: * The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file Schedule 13G on David Einhorn's behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Reporting Persons with respect to the common units of CONSOL Coal Resources, is hereby incorporated by reference.